FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                                  June 30, 2003

                      Pursuant to Rule 13a-16 or 15d-16 of
                       of Securities Exchange Act of 1934


                                   OAO TATNEFT
                             (also known as TATNEFT)

                              (name of Registrant)
                                 75 Lenin Street
                          Almetyevsk, Tatarstan 423400
                               Russian Federation

                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes...... No...X....

                           NOTICE OF CHANGE OF AUDITOR

On the recommendation of the Board of Directors, the shareholders of OAO "Tatneft" (the "Company") at their annual shareholders' meeting held on June 27, 2003, approved a proposal to engage the accounting firm of Ernst & Young Vneshaudit as auditors for the Company for 2003. The Board of Directors made its recommendation on the basis of the results of a tender conducted by the Company earlier in the year. ZAO PricewaterhouseCoopers Audit acted as independent auditors for the Company prior to the appointment of Ernst & Young Vneshaudit.

PricewaterhouseCoopers did not have any reservation in their auditor's reports for the financial statements of the Company for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the appointment of Ernst & Young Vneshaudit.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            OAO TATNEFT

                                            By: /s/ Vladimir P. Lavushchenko
                                                ------------------------------
                                                Name: Vladimir P. Lavushchenko
                                                Title: Deputy General Director
                                                       for Economics
Date: June 30, 2003